March 18, 2011
Ms. Pamela A. Long
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Allegheny Technologies Incorporated
Amendment No. 3 to the Registration Statement on Form S-4
Filed March 10, 2011
File No. 333-171426

Form 10-K for the Fiscal Year Ended December 31, 2010
Filed February 28, 2011
File No. 001-12001

Dear Ms. Long:
     We are providing this letter in response to the comments of the staff of the Securities and Exchange Commission (the “Staff”) contained in your letter dated March 18, 2011 regarding Amendment No. 3 to the Registration Statement on Form S-4 filed by Allegheny Technologies Incorporated (“ATI”) on March 10, 2011 (File No. 333-171426) (the “Form S-4”) and ATI’s Annual Report on Form 10-K for its fiscal year ended December 31, 2010. Set forth below are the Staff’s comments and our responses.
     Pursuant to Rule 418 of the Securities Act of 1933, as amended, the Company requests that, upon completion of this review, the Staff return to us all supplemental materials provided in connection with this review.
Form 10-K for the Fiscal Year Ended December 31, 2010
Legal Proceedings, page 14
COMMENT NO. 1:
We note your response to our prior comment five. Please revise future filings to clarify that there are no pending legal matters that you believe could have a material adverse effect on your operations, as appropriate.

Ms. Pamela A. Long
Securities and Exchange Commission
March 18, 2011

RESPONSE:
     We acknowledge the Staff’s comment and will clarify our disclosure in future filings to state, if applicable, that there are no pending legal matters that we believe could have a material adverse effect on our operations.
COMMENT NO. 2:
We note your response to our prior comment eight and the additional information that you provided supplementally. However, our reference to your High Performance Metals segment was just one example of an area where your discussion of your operating results could be improved. We continue to note that you cite several underlying factors that impact not only your High Performance Metals segment but also your other reportable segments such as changes in demand, increased shipments, raw material prices and selling prices. Please revise future filings to quantify the impact of these factors on your revenue and operating profit for each of your segments as well as your consolidated information, where practicable.
RESPONSE:
     We acknowledge the Staff’s comment and will revise our future filings to quantify the impact of those factors on our revenue and operating profit for each of our reportable segments, as well as our consolidated information, where practicable.
*       *     *
     ATI acknowledges that:
•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Ms. Pamela A. Long
Securities and Exchange Commission
March 18, 2011

     Thank you for your consideration. If you require any additional information on these issues, or if I can provide you with any other information that will facilitate your continued review of the Form S-4, please contact me at 412-394-2836 at your earliest convenience.

Sincerely,

ALLEGHENY TECHNOLOGIES INCORPORATED

By:	/s/ Jon D. Walton

Jon D. Walton
Executive Vice President, Human Resources,
Chief Legal and Compliance Officer
and Corporate Secretary